UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 25, 2020

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 25, 2020, ArcelorMittal published the designated person notification attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Designated person notification, dated May 25, 2020.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Designated person notification, dated May 25, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL
Date 25 May 2020

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer